Exhibit 99.1

B.O.S. Reports Record 2018 Revenues of $32.7 Million and Record Net Income of $1.0 Million

RISHON LEZION, Israel, February 25, 2019 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (Nasdaq: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the fourth quarter and for the year ended December 31, 2018.

Year-End 2018 Results:

Revenues for 2018 grew by 13% to $32.7 million as compared to $28.9 million in 2017.

Net income for 2018 grew by 28% to $1.0 million or $0.28 per basic share compared to net income of $0.7 million or $0.24 per basic share in 2017.

Fourth Quarter 2018 Results:

Revenues for the fourth quarter of 2018 grew 15% to $9.1 million as compared to $7.9 million in the fourth quarter of 2017.

Net income for the fourth quarter of 2018 grew 15% to $377,000, or $0.11 per basic share as compared to 328,000, or $0.10 per basic share in the fourth quarter of 2017.

Avidan Zelicovsky BOS’ President, stated: “We are pleased with our performance in 2018 which reflects continuing revenue growth and record net income. For the past three years, the Compounded Annual Growth Rate for net income and revenues, were 49% and 8.5%, respectively. This growth, which is primarily organic, demonstrates the success of our efforts to expand our product offering to existing and new customers globally. In the recent three months our Supply Chain Division announced orders totaling $5 millions from international customers. This increased backlog is a significant stepping-stone for our continuing growth globally.”

Yuval Viner BOS’ Co-CEO, stated: “We have successfully transitioned BOS to a growth trajectory, with increased revenues and sustained profitability. Through our turnaround strategy and initiatives the Company delivered net income of $1.0 million for 2018, a substantial improvement from the net loss of $9.0 million recorded in 2009, the year before our current management was appointed. Likewise, we have strengthened our balance sheet, by reducing our bank debt to $0.6 million at December 31, 2018 as compared to a debt of $14 million in 2009.”

Eyal Cohen BOS’ Co-CEO and CFO, stated: “We have a clear roadmap, the requisite experience, skills and motivation to grow BOS’ businesses both locally and internationally. We have targeted fields for expansion in 2019 and a robust acquisition pipeline. As we move forward, we intend to finance our acquisition strategy through commercial bank loans, internal cash resources and equity.

Earlier this month, L.I.A Pure Capital requested that we convene a special meeting of shareholders seeking the removal of the Company’s current directors and the election of Pure Capital’s director nominees in their stead. We are surprised by this demand and believe it is unwarranted, given the conclusive achievements of BOS management and its Board of Directors.”

Mr. Cohen concluded, “This is an exciting time for our Company. We thank our shareholders for their support during 2018 and hope they continue to support BOS management and our board of directors as we execute our growth plan and M&A strategy.”

BOS will host a conference call today, Monday, February 25, 2019, at 10a.m. EST - 5:00 p.m., Israel Time. A slide deck will accompany the earnings call and may be found on the investor relations page of the BOS website at http://www.boscom.presentation, or click here). A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website, http://www.boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:

Investor Relations Contact: John Nesbett/Jennifer Belodeau Institutional Marketing Services (IMS) (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CO-CEO & CFO B.O.S Better Online Solutions Ltd. +972-542525925 eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Revenues	$32,650	$28,932	$9,093	$7,925
Cost of revenues	25,907	22,587	7,171	5,972
Gross profit	6,743	6,345	1,922	1,953

Operating costs and expenses:
Sales and marketing	3,705	3,389	980	919
General and administrative	1,834	1,870	532	628
Total operating costs and expenses	5,539	5,259	1,512	1,547

Operating income	1,204	1,086	410	406
Financial expenses, net	(255)	(297)	(85)	(69)
Income or before taxes on income	949	789	325	337
Taxes on income (tax benefit)	(41)	16	(52)	9
Net income	$990	$773	$377	$328

Basic and diluted net income per share	$0.28	$0.24	$0.11	$0.10

Weighted average number of shares used in computing basic and diluted net income per share	3,500	3,171	3,554	3,343

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2018	December 31, 2017
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,410	$1,533
Restricted bank deposits	332	247
Trade receivables	8,624	9,804
Other accounts receivable and prepaid expenses	829	898
Inventories	2,874	3,240

Total current assets	14,069	15,722

LONG-TERM ASSETS	177	220

PROPERTYAND EQUIPMENT, NET	1,108	651

OTHER INTANGIBLE ASSETS, NET	81	138

GOODWILL	4,676	4,676

Total assets	$20,111	$21,407

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2018	December 31, 2017
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$467	$505
Trade payables	4,106	5,951
Employees and payroll accruals	778	822
Deferred revenues	768	798
Accrued expenses and other liabilities	313	304

Total current liabilities	6,432	8,380

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,867	2,523
Accrued severance pay	301	286

Total long-term liabilities	2,168	2,809

SHAREHOLDERS’ EQUITY	11,511	10,218

Total liabilities and shareholders’ equity	$20,111	$21,407

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Net Income as reported	$990	$773	$377	$328
Adjustments:
Amortization of intangible assets	57	57	14	14
Stock based compensation	66	60	20	15
Total Adjustments	123	117	34	29
Net Income on a Non-GAAP basis	$1,113	$890	$411	$357

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Operating income	$1,204	$1,086	$410	$406
Add:
Amortization of intangible assets	57	57	14	14
Stock based compensation	66	60	20	15
Depreciation	232	188	65	49
EBITDA	$1,559	$1,391	$509	$484

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2018				Three months ended December 31, 2018

Revenues	$14,633	$18,205	$(188)	$32,650	$4,474	$4,714	$(95)	$9,093

Gross profit	$3,371	$3,372	$-	$6,743	$1,029	$893	$-	$1,922

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2017				Three months ended December 31, 2017

Revenues	$13,666	$15,495	$(229)	$28,932	$4,059	$3,991	$(125)	$7,925

Gross profit	$3,623	$2,722	$-	$6,345	$1,255	$698	$-	$1,953